EXHIBIT 10.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



We hereby consent to the incorporation by reference in the previously filed Registration Statements on Form S-8 (No 333-110696, 333-100971 and 333-11650) of B.O.S. Better Online Solutions Ltd. of our report dated April 2, 2004, with respect to the financial statements of Surf-Communications Solutions BV. included in this Annual Report on Form 20-F/A for the year ended December 31, 2003.



Amsterdam, February 28, 2005

                                                 /S/ MAZARS PAARDEKOOPER HOFFMAN

                                                     MAZARS PAARDEKOOPER HOFFMAN

F.D.N. Walta RA